UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALEXZA PHARMACEUTICALS, INC.

(Name of Subject Company)

ALEXZA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

015384 209

(CUSIP Number of Class of Securities)

Thomas B. King

President and Chief Executive Officer

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, California 94043

(650) 944-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Brent Fassett, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80021

(720) 566-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14d-9 filing is made in connection with that certain Agreement and Plan of Merger, dated as of May 9, 2016 by and among Alexza Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Parent”), and Ferrer Pharma Inc., a Delaware corporation and a wholly owned indirect subsidiary of Parent, and is filed solely for the purpose of incorporating by reference the information set forth under Items 2.02 and 9.01 of the Current Report on Form 8-K filed by the Company on May 11, 2016 (including all exhibits attached thereto).